EXHIBIT 99.1

Addex’s Dipraglurant Development in Post-Stroke Recovery Supported by Data Published in Brain

  Landmark study shows mGlu5 receptor negative allosteric modulators (NAMs) restore lost neurological functions
  First time mGlu5 linked to post-stroke functional recovery

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, September 4, 2023 - Addex Therapeutics (SIX and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, today announced that data published in Brain demonstrating the potential therapeutic role of mGlu5 receptor negative allosteric modulators (NAMs) in facilitating functional recovery following stroke supports the future development of dipraglurant in post-stroke recovery. Dipraglurant is a novel, orally available, highly selective mGlu5 NAM ready for Phase 2 clinical studies, currently being evaluated in preclinical models of post-stroke recovery.

“The role of the mGlu5 receptor in multiple neurological indications and brain plasticity has been well documented, however this is the first time that inhibition of this receptor subtype has been linked to post-stroke functional recovery,” said Mikhail Kalinichev, PhD, Head of Translational Science at Addex. “We are very encouraged that the researchers specifically evaluated mGlu5 NAMs, highlighting the significant role this modality could play in the neural network recovery that is vital for patients to regain function.”

Functional recovery following stroke relies on the formation of new or reactivation of existing neural connections while accumulating evidence suggests that the mGlu5 receptor modulates brain plasticity and function. The researchers investigated the influence of mGlu5 inhibition on this network reorganization and functional recovery in preclinical models of stroke. In the publication, titled “Inhibiting metabotropic glutamate receptor 5 after stroke restores brain function and connectivity”, the data showed that daily treatment with mGlu5 NAMs for 12 days, starting 2 or 10 days after stroke, restored lost somatosensory functions without diminishing infarct size. Within hours of treatment, somatosensory recovery expressed in normalized use of affected limbs, was apparent and progressed for the subsequent 12 days. Functional recovery was prevented by activation of mGlu5 with a positive allosteric modulator and accelerated in mGlu5 knock-out mice. Furthermore, as measured by optical intrinsic signal imaging, brain-wide disruptions in resting-state functional connectivity after stroke were reversed by mGlu5 inhibition in distinct sensorimotor cortices contralateral to the lesion and bilaterally in visual cortices.

“This landmark paper supports our strategic decision to evaluate dipraglurant in post-stroke recovery. There is a huge unmet medical need for novel treatments to help stroke patients recover, and there are currently no approved drugs that promote functional recovery,” said Tim Dyer, CEO of Addex. “We believe that dipraglurant is a strong candidate for future development in post-stroke recovery based on its oral availability, safe profile and selectivity toward the mGlu5 receptor.”

About Addex Therapeutics:
Addex Therapeutics is a clinical-stage pharmaceutical company focused on the discovery and development of an emerging class of novel orally available, small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional, non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc., is in a Phase 2 clinical trial for the treatment of epilepsy. Addex's second clinical program, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under preclinical evaluation for future development in post-stroke recovery. Indivior PLC has licensed Addex’s GABAB PAM program for the development of drug candidates, with a focus on substance use disorder. Addex is also advancing a broad preclinical pipeline, which includes development of a range of GABAB PAMs for chronic cough, mGlu7 NAM for stress related disorders, M4 PAM for schizophrenia and other forms of psychosis and mGlu2 NAM for mild neurocognitive disorders and depression. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange.

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)7968 022075 msinclair@halsin.com

Addex Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the intended use of proceeds of the offering. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2022, as filed with the SEC on March 30, 2023, the final prospectus supplement and accompanying prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.